Exhibit 99.1

XPENG Reports Second Quarter 2025 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB47.57 billion (US$6.64 billion) as of June 30, 2025

•	Quarterly total revenues were RMB18.27 billion, a 125.3% increase year-over-year

•	Quarterly gross margin was 17.3%, an increase of 3.3 percentage points over the same period of 2024

•	Quarterly vehicle margin was 14.3%, an increase of 7.9 percentage points over the same period of 2024

GUANGZHOU, China, August 19, 2025 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended June 30, 2025.

Operational and Financial Highlights for the Three Months Ended June 30, 2025

	2025Q2	2025Q1	2024Q4	2024Q3	2024Q2	2024Q1
Total deliveries	103,181	94,008	91,507	46,533	30,207	21,821

•	Total deliveries of vehicles were 103,181 for the second quarter of 2025, representing an increase of 241.6% from 30,207 in the corresponding period of 2024.

•	XPENG’s physical sales network had a total of 677 stores, covering 224 cities as of June 30, 2025.

•	XPENG self-operated charging station network reached 2,348 stations, including 1,304 XPENG S4 and S5 ultra-fast charging stations as of June 30, 2025.

•

Total revenues were RMB18.27 billion (US$2.55 billion) for the second quarter of 2025, representing an increase of 125.3% from the same period of 2024, and an increase of 15.6% from the first quarter of 2025.

•

Revenues from vehicle sales were RMB16.88 billion (US$2.36 billion) for the second quarter of 2025, representing an increase of 147.6% from the same period of 2024, and an increase of 17.5% from the first quarter of 2025.

•	Gross margin was 17.3% for the second quarter of 2025, compared with 14.0% for the same period of 2024 and 15.6% for the first quarter of 2025.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 14.3% for the second quarter of 2025, compared with 6.4% for the same period of 2024 and 10.5% for the first quarter of 2025.

•

Net loss was RMB0.48 billion (US$0.07 billion) for the second quarter of 2025, compared with RMB1.28 billion for the same period of 2024 and RMB0.66 billion for the first quarter of 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB0.39 billion (US$0.05 billion) for the second quarter of 2025, compared with RMB1.22 billion for the same period of 2024 and RMB0.43 billion for the first quarter of 2025.

•

Net loss attributable to ordinary shareholders of XPENG was RMB0.48 billion (US$0.07 billion) for the second quarter of 2025, compared with RMB1.28 billion for the same period of 2024 and RMB0.66 billion for the first quarter of 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB0.39 billion (US$0.05 billion) for the second quarter of 2025, compared with RMB1.22 billion for the same period of 2024 and RMB0.43 billion for the first quarter of 2025.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB0.50 (US$0.07) and basic and diluted net loss per ordinary share were both RMB0.25 (US$0.04) for the second quarter of 2025. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB0.41 (US$0.06) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.20 (US$0.03) for the second quarter of 2025.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB47.57 billion (US$6.64 billion) as of June 30, 2025, compared with RMB45.28 billion as of March 31, 2025. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	June 30, 2025	March 31, 2025	June 30, 2024	YoY	QoQ
Vehicle sales	16.88	14.37	6.82	147.6%	17.5%
Vehicle margin	14.3%	10.5%	6.4%	7.9pts	3.8pts
Total revenues	18.27	15.81	8.11	125.3%	15.6%
Gross profit	3.17	2.46	1.14	178.9%	28.8%
Gross margin	17.3%	15.6%	14.0%	3.3pts	1.7pts
Net loss	0.48	0.66	1.28	-62.8%	-28.1%
Non-GAAP net loss	0.39	0.43	1.22	-68.4%	-9.5%
Net loss attributable to ordinary shareholders	0.48	0.66	1.28	-62.8%	-28.1%
Non-GAAP net loss attributable to ordinary shareholders	0.39	0.43	1.22	-68.4%	-9.5%
Comprehensive loss attributable to ordinary shareholders	0.49	0.69	1.20	-58.7%	-28.4%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In the second quarter of 2025, XPENG achieved record-high performance across key operational and financial metrics, including vehicle deliveries, revenue, gross margin, and cash position.” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “By 2025, we have completed upgrades to the next generation technology platforms for smart and electrification technologies, further strengthening our technology leadership over our peers. This will enable our strong product cycle to generate stronger momentum and accelerate sales growth.”

“In the face of intense industry-wide price competition, we remain committed to a long-term, sustainable growth strategy, with rapidly improving operational quality. Our vehicle margin has improved for eight consecutive quarters. In the second quarter, the vehicle margin increased by 3.8 percentage points quarter-on-quarter to 14.3%, while the company’s overall gross margin rose to 17.3%, reaching a new historical high.” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “We are confident that we will not only accelerate scale growth but also continue to improve the company’s profitability, enabling us to sustain industry-leading R&D and continuously push the boundaries of technology innovation.”

Recent Developments

Deliveries in July 2025

•	Total deliveries were 36,717 vehicles in July 2025.

•	As of July 31, 2025, year-to-date total deliveries were 233,906 vehicles.

Launch of G7

On July 3, 2025, XPENG officially launched the G7, a smart electric family SUV and started deliveries in the same month.

Entry into Agreement on Expanding E/E Architecture Technical Collaboration with the Volkswagen Group

On August 15, 2025, XPENG and the Volkswagen Group announced entry into an agreement on expanding technical collaboration with respect to Electrical/Electronic architecture (“E/E Architecture”). For details, please refer to the announcement of the Company dated August 15, 2025.

Unaudited Financial Results for the Three Months Ended June 30, 2025

Total revenues RMB18.27 billion (US$2.55 billion) for the second quarter of 2025, representing an increase of 125.3% from RMB8.11 billion for the same period of 2024 and an increase of 15.6% from RMB15.81 billion for the first quarter of 2025.

Revenues from vehicle sales were RMB16.88 billion (US$2.36 billion) for the second quarter of 2025, representing an increase of 147.6% from RMB6.82 billion for the same period of 2024, and an increase of 17.5% from RMB14.37 billion for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries.

Revenues from services and others were RMB1.39 billion (US$0.19 billion) for the second quarter of 2025, representing an increase of 7.6% from RMB1.29 billion for the same period of 2024 and a decrease of 3.5% from RMB1.44 billion for the first quarter of 2025. The year-over-year increase was mainly attributable to the increased revenue from parts and accessories sales in line with higher accumulated vehicle sales. The quarter-over-quarter decrease was primarily attributable to fluctuations in revenues from technical research and development services (“technical R&D services”).

Cost of sales was RMB15.11 billion (US$2.11 billion) for the second quarter of 2025, representing an increase of 116.6% from RMB6.98 billion for the same period of 2024 and an increase of 13.2% from RMB13.35 billion for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above.

Gross margin was 17.3% for the second quarter of 2025, compared with 14.0% for the same period of 2024 and 15.6% for the first quarter of 2025.

Vehicle margin was 14.3% for the second quarter of 2025, compared with 6.4% for the same period of 2024 and 10.5% for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to the ongoing cost reduction and improvement in product mix of models.

Services and others margin was 53.6% for the second quarter of 2025, compared with 54.3% for the same period of 2024 and 66.4% for the first quarter of 2025. The quarter-over-quarter decrease was due to the aforementioned fluctuations related to technical R&D services.

Research and development expenses were RMB2.21 billion (US$0.31 billion) for the second quarter of 2025, representing an increase of 50.4% from RMB1.47 billion for the same period of 2024 and an increase of 11.4% from RMB1.98 billion for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.17 billion (US$0.30 billion) for the second quarter of 2025, representing an increase of 37.7% from RMB1.57 billion for the same period of 2024 and an increase of 11.4% from RMB1.95 billion for the first quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher commission to the franchised stores driven by higher sales volume. Moreover, the quarter-over-quarter increase was also due to the higher marketing and advertising expenses.

Other income, net was RMB0.24 billion (US$0.03 billion) for the second quarter of 2025, representing a decrease of 14.9% from RMB0.28 billion for the same period of 2024 and a decrease of 56.4% from RMB0.54 billion for the first quarter of 2025. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in receipt of government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was gain of RMB0.03 billion (US$0.005 billion) for the second quarter of 2025, compared with gain of RMB0.02 billion for the same period of 2024 and loss of RMB0.12 billion for the first quarter of 2025. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB0.93 billion (US$0.13 billion) for the second quarter of 2025, compared with RMB1.61 billion for the same period of 2024 and RMB1.04 billion for the first quarter of 2025.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.84 billion (US$0.12 billion) for the second quarter of 2025, compared with RMB1.54 billion for the same period of 2024 and RMB0.80 billion for the first quarter of 2025.

Net loss was RMB0.48 billion (US$0.07 billion) for the second quarter of 2025, compared with RMB1.28 billion for the same period of 2024 and RMB0.66 billion for the first quarter of 2025.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.39 billion (US$0.05 billion) for the second quarter of 2025, compared with RMB1.22 billion for the same period of 2024 and RMB0.43 billion for the first quarter of 2025.

Net loss attributable to ordinary shareholders of XPENG was RMB0.48 billion (US$0.07 billion) for the second quarter of 2025, compared with RMB1.28 billion for the same period of 2024 and RMB0.66 billion for the first quarter of 2025.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.39 billion (US$0.05 billion) for the second quarter of 2025, compared with RMB1.22 billion for the same period of 2024 and RMB0.43 billion for the first quarter of 2025.

Basic and diluted net loss per ADS were both RMB0.50 (US$0.07) for the second quarter of 2025, compared with RMB1.36 for the second quarter of 2024 and RMB0.70 for the first quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB0.41 (US$0.06) for the second quarter of 2025, compared with RMB1.29 for the second quarter of 2024 and RMB0.45 for the first quarter of 2025.

Balance Sheets

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB47.57 billion (US$6.64 billion), compared with RMB41.96 billion as of December 31, 2024 and RMB45.28 billion as of March 31, 2025.

Business Outlook

For the third quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 113,000 and 118,000, representing a year-over-year increase of approximately 142.8% to 153.6%.

•	Total revenues to be between RMB19.6 billion and RMB21.0 billion, representing a year-over-year increase of approximately 94.0% to 107.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 19, 2025 (8:00 PM Beijing/Hong Kong Time on August 19, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Second Quarter 2025 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10049063-j9us45.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 26, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10049063

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2024 RMB	March 31, 2025 RMB	June 30, 2025 RMB	June 30, 2025 US$
ASSETS
Current assets
Cash and cash equivalents	18,586,274	17,758,846	18,809,493	2,625,704
Restricted cash	3,153,390	4,384,322	4,531,074	632,514
Short-term deposits	12,931,757	13,414,023	13,405,550	1,871,343
Restricted short-term deposits	110,699	247,119	324,144	45,249
Short-term investments	751,290	1,333,692	1,655,299	231,071
Long-term deposits, current portion	452,326	1,122,725	1,079,259	150,659
Restricted long-term deposits, current portion	—	—	591,322	82,545
Accounts and notes receivable, net	2,449,629	2,169,732	1,764,392	246,300
Installment payment receivables, net, current portion	2,558,756	2,403,322	2,671,329	372,903
Inventory	5,562,922	5,968,952	6,602,952	921,737
Amounts due from related parties	43,714	46,110	53,516	7,471
Prepayments and other current assets	3,135,312	3,162,637	3,282,626	458,232

Total current assets	49,736,069	52,011,480	54,770,956	7,645,728

Non-current assets
Long-term deposits	4,489,036	5,239,108	6,055,377	845,298
Restricted long-term deposits	1,487,688	1,780,099	1,118,577	156,147
Property, plant and equipment, net	11,521,863	11,386,033	11,887,778	1,659,470
Right-of-use assets, net	1,261,663	3,959,117	3,863,234	539,287
Intangible assets, net	4,610,469	4,473,265	4,333,824	604,979
Land use rights, net	2,744,424	3,248,877	3,254,589	454,323
Installment payment receivables, net	4,448,416	4,274,761	4,583,734	639,865
Long-term investments	1,963,194	2,077,850	2,144,004	299,291
Other non-current assets	443,283	438,364	414,886	57,916

Total non-current assets	32,970,036	36,877,474	37,656,003	5,256,576

Total assets	82,706,105	88,888,954	92,426,959	12,902,304

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2024 RMB	March 31, 2025 RMB	June 30, 2025 RMB	June 30, 2025 US$
LIABILITIES
Current liabilities
Short-term borrowings	4,609,123	3,599,123	3,199,123	446,580
Accounts payable	15,181,585	16,039,347	16,958,863	2,367,366
Notes payable	7,898,896	10,943,996	13,727,997	1,916,354
Amounts due to related parties	9,364	6,374	984	137
Operating lease liabilities, current portion	324,496	359,639	466,496	65,120
Finance lease liabilities, current portion	41,940	12,323	12,096	1,689
Deferred revenue, current portion	1,275,716	1,172,087	1,491,637	208,224
Long-term borrowings, current portion	1,858,613	2,531,582	2,262,827	315,878
Accruals and other liabilities	8,650,636	8,249,108	9,838,487	1,373,400
Income taxes payable	14,514	13,555	5,237	731

Total current liabilities	39,864,883	42,927,134	47,963,747	6,695,479

Non-current liabilities
Long-term borrowings	5,664,518	5,844,002	5,794,528	808,885
Operating lease liabilities	1,345,852	4,594,734	4,413,697	616,128
Finance lease liabilities	777,697	759,660	796,947	111,250
Deferred revenue	822,719	876,804	1,051,654	146,805
Derivative liability	167,940	285,387	251,085	35,050
Deferred tax liabilities	341,932	341,932	330,353	46,116
Other non-current liabilities	2,445,776	2,554,240	1,487,581	207,658

Total non-current liabilities	11,566,434	15,256,759	14,125,845	1,971,892

Total liabilities	51,431,317	58,183,893	62,089,592	8,667,371

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	104	105	105	15
Class B Ordinary shares	21	21	21	3
Additional paid-in capital	70,671,685	70,791,713	70,918,187	9,899,797
Statutory and other reserves	95,019	106,220	111,841	15,612
Accumulated deficit	(41,585,549)	(42,260,796)	(42,744,171)	(5,966,856)
Accumulated other comprehensive income	2,093,508	2,067,798	2,051,384	286,362

Total shareholders’ equity	31,274,788	30,705,061	30,337,367	4,234,933

Total liabilities and shareholders’ equity	82,706,105	88,888,954	92,426,959	12,902,304

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	6,818,867	14,369,298	16,883,696	2,356,873
Services and others	1,292,540	1,441,330	1,390,709	194,135

Total revenues	8,111,407	15,810,628	18,274,405	2,551,008

Cost of sales
Vehicle sales	(6,384,289)	(12,866,303)	(14,461,688)	(2,018,774)
Services and others	(591,328)	(484,795)	(645,387)	(90,093)

Total cost of sales	(6,975,617)	(13,351,098)	(15,107,075)	(2,108,867)

Gross profit	1,135,790	2,459,530	3,167,330	442,141

Operating expenses
Research and development expenses	(1,466,752)	(1,980,724)	(2,206,144)	(307,966)
Selling, general and administrative expenses	(1,573,601)	(1,946,064)	(2,167,241)	(302,535)
Other income, net	278,843	544,040	237,402	33,140
Fair value gain (loss) on derivative liability relating to the contingent consideration	16,662	(118,229)	34,004	4,747

Total operating expenses, net	(2,744,848)	(3,500,977)	(4,101,979)	(572,614)

Loss from operations	(1,609,058)	(1,041,447)	(934,649)	(130,473)

Interest income	356,682	291,227	308,224	43,026
Interest expense	(81,399)	(128,935)	(75,161)	(10,492)
Investment (loss) gain on long-term investments	(35,836)	79,653	24,401	3,406
Exchange gain from foreign currency transactions	20,801	130,448	142,684	19,918
Other non-operating income, net	3,525	20,275	3,454	482

Loss before income tax (expenses) benefit and share of results of equity method investees	(1,345,285)	(648,779)	(531,047)	(74,133)

Income tax benefit (expenses)	33,773	(7,991)	9,421	1,315
Share of results of equity method investees	26,831	(7,276)	43,872	6,124

Net loss	(1,284,681)	(664,046)	(477,754)	(66,694)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,284,681)	(664,046)	(477,754)	(66,694)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30 , 2025
	RMB	RMB	RMB	US$
Net loss	(1,284,681)	(664,046)	(477,754)	(66,694)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	86,709	(25,710)	(16,414)	(2,291)

Total comprehensive loss attributable to XPeng Inc.	(1,197,972)	(689,756)	(494,168)	(68,985)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,197,972)	(689,756)	(494,168)	(68,985)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,888,024,660	1,899,365,591	1,902,441,632	1,902,441,632
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.68)	(0.35)	(0.25)	(0.04)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	944,012,330	949,682,796	951,220,816	951,220,816
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.36)	(0.70)	(0.50)	(0.07)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Loss from operations	(1,609,058)	(1,041,447)	(934,649)	(130,473)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(16,662)	118,229	(34,004)	(4,747)
Share-based compensation expenses	81,306	120,028	126,475	17,655

Non-GAAP loss from operations	(1,544,414)	(803,190)	(842,178)	(117,565)

Net loss	(1,284,681)	(664,046)	(477,754)	(66,694)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(16,662)	118,229	(34,004)	(4,747)
Share-based compensation expenses	81,306	120,028	126,475	17,655

Non-GAAP net loss	(1,220,037)	(425,789)	(385,283)	(53,786)

Net loss attributable to ordinary shareholders	(1,284,681)	(664,046)	(477,754)	(66,694)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(16,662)	118,229	(34,004)	(4,747)
Share-based compensation expenses	81,306	120,028	126,475	17,655

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,220,037)	(425,789)	(385,283)	(53,786)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,888,024,660	1,899,365,591	1,902,441,632	1,902,441,632
Non-GAAP net loss per ordinary share
Basic and diluted	(0.65)	(0.22)	(0.20)	(0.03)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	944,012,330	949,682,796	951,220,816	951,220,816
Non-GAAP net loss per ADS
Basic and diluted	(1.29)	(0.45)	(0.41)	(0.06)